UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR
☐ Form N-CSR
For Period Ended: For the fiscal year ended March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Capstone Turbine Corporation

Full Name of Registrant

N/A

Former Name if Applicable

21211 Nordhoff Street

Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Capstone Turbine Corporation (the “Company”) files this report for a 15-day extension, from June 14 to June 29, 2005, for filing its Annual Report on Form 10-K for the period ended March 31, 2005 (“Form 10-K”). The Company was unable to file its Form 10-K by June 14, 2005 without unreasonable effort or expense, primarily because the Company has experienced delays in completing management’s assessment of the effectiveness of the Company’s internal controls over financial reporting, as required under Section 404 of the Sarbanes Oxley Act of 2002. These delays have also caused delays in completing the preparation of the Company’s financial statements for the year ended March 31, 2005. The Company continues to dedicate significant resources to the preparation of the financial statements, internal control testing and reporting and preparation of the Form 10-K. The Company currently anticipates that the Form 10-K will be filed on or before the extended deadline of June 29, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karen Clark	(818) 734-5300

(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

Capstone Turbine Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2005	By:	Karen Clark

Attachment A

The Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 reported a net loss of $47.7 million and a loss per share of $0.58. In the Company’s quarterly report on Form 10-Q for the nine months ended December 31, 2004, the Company reported a net loss of $29.5 million and a loss per share of $0.35. The Company expects to report a net loss of approximately $40 million and a corresponding net loss per share of approximately $0.47. These expected amounts are subject to change pending the Company’s completion of its year-end procedures regarding its financial statements for the fiscal year ended March 31, 2005 and the completion of the audit of such financial statements by the Company’s outside auditors.